July 26, 2019

VIA EDGAR TRANSMISSION

Mr. Michael L. Kosoff

Senior Special Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Mr. Kosoff:

In a telephone conversation on July 25, 2019, you provided a comment to the Prospectus disclosures of AlphaCentric Robotics and Automation Fund, f/k/a AlphaCentric Global Innovations Fund (the “Fund”), after a review of the Fund’s disclosures. Below, please find a summary of your comment and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1: In the Fund’s Example in the current prospectus, the Year 1 figure for Class A shares is underreported. Please verify the Year 1 costs for Class A shares and confirm the other figures reflected in the table. Please supplementally confirm that the Fund’s has taken appropriate measures to ensure the accuracy of the Example going forward.

Response: The Registrant has confirmed the following costs which will appear in the Fund’s 2019 Rule 485(b) filing:

Year	Class A	Class C	Class I
1	$736	$245	$146
3	$1,220	$909	$608
5	$1,728	$1,598	$1,097
10	$3,120	$3,433	$2,445

The Registrant believes it has the proper mechanisms in place to ensure the accuracy of future disclosures.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng